UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-143750

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K

	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: May 31, 2010

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: __________________

______________________________________________________________________________

Read Attached Instructions Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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PART I -- REGISTRANT INFORMATION

FRESH START PRIVATE HOLDINGS, INC.

Full Name of Registrant

RIVER EXPLORATION, INC.

Former Name if Applicable

112 North Curry Street

Address of Principal Executive Office (Street and Number)

Carson City, Nevada, 89703

City, State and Zip Code

PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and THE REGISTRANT seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Management of Fresh Start Private Holdings,  Inc., a Nevada  Corporation  (the  "Company") deems  additional  time is  necessary  in order to fully  compile the  necessary financial  information required to be included in the Company's Form 10-Q, which delay could not be eliminated  by the Company  without  unreasonable  effort and expense. Management deems it necessary that additional time be provided in order to ensure that complete,  thorough  and  accurate  disclosure  of all  material information is made in its Quarterly Report.  Management anticipates the filing of its Quarterly Report within the extension period provided.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this     notification.

Andrew Aird	775	321-8267
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that THE REGISTRANT was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes☐ No

(3)  Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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   FRESH START PRIVATE HOLDINGS, INC.

       _________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Company Name

Date: July 15, 2010	By:	/s/ ANDREW AIRD
Andrew Aird
President

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